P.E.
7/10/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: [July 10, 2002] **For the month of** May/June/ to July 10, 2002

TELENOR ASA

(Registrant's Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : Form 40-F 9

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes 9 No :

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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Telenor TEL

09.07.02 16:00	MAJORITY POSITION IN KYIVSTAR GSM	andre børsmeldinger
09.07.02 08:57	AGREEMENT WITH SONG	avtaler

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09.07.02 08:57 **TEL AGREEMENT WITH SONG** avtaler 26K 28K

Telenor Business Solutions today announced that it has agreed to participate in a planned financial restructuring of Song, one of the largest data, internet and telecom operators in the Nordic region. The proposed transaction will give Telenor the opportunity to take a majority shareholding in Song and become a clear leader in the Nordic market for enterprise communications solutions.

Attachment on www.newsweb.no.

09.07.02 16:00 TEL **MAJORITY POSITION IN KYIVSTAR GSM** andre børsmeldinger 20K 21K

Telenor has today completed the acquisition of an additional 16.5 per cent of the shares in Kyivstar GSM from the Sputnik Funds, a Western financed private equity firm operating in the CIS. The acquisition was made pursuant to a pre-existing option arrangement. After giving effect to the acquisition, Telenor will be the majority owner with 61.9 per cent of the shares in Kyivstar GSM. The purchase price is USD 66.46 mill.

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Telenor TEL

28.06.02 12:28	MELDEPLIKTIG HANDEL	meldepliktig handel
24.06.02 10:57	MELDEPLIKTIG HANDEL	meldepliktig handel
24.06.02 09:49	MELDEPLIKTIG HANDEL	meldepliktig handel
21.06.02 09:31	NEW CEO TAKES UP POSITION 21 JUNE	andre børsmeldinger
18.06.02 13:44	NEW MEMBER ON THE TELENOR BOARD	generalforsamlingsinfo
14.06.02 08:24	TELENOR ACQUIRES CANAL DIGITAL	avtaler
13.06.02 14:08	CHANGE OF CEO IN PANNON GSM	andre børsmeldinger
29.05.02 08:22	DIGI NOT TO BID FOR 3G	andre børsmeldinger

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21.06.02 09:31 TEL **NEW CEO TAKES UP POSITION 21 JUNE** andre børsmeldinger

The new CEO of Telenor, Mr. Jon Fredrik Baksaas, takes up position as CEO on June 21 this year, from after business hours. Baksaas replaces Mr. Tormod Hermansen.

18.06.02 13:44 **TEL NEW MEMBER ON THE TELENOR BOARD** generalforsamlingsinfo 36K

The Corporate Assembly of Telenor has elected Hanne de Mora (42) as new shareholder-elected member of the Board of Telenor ASA. Bente Neegård Halvorsen leaves the Board.
Ms. Hanne de has been a partner with McKinsey in Stockholm since 1989 and until June this year,when she started her own consultancy service based in Switzerland.

Attachment on www.newsweb.no.

14.06.02 08:24 **TEL TELENOR ACQUIRES CANAL DIGITAL** avtaler 20K

Canal+ Group and Telenor sign a definitive agreement to complete the sale of the 50% stake held by Canal+ Group in Canal Digital to Telenor.
The agreements signed in July 2001 also provides for the exclusive distribution of Canal+ Group channels in Northern Europe.

13.06.02 14:08 TEL **CHANGE OF CEO IN PANNON GSM** andre børsmeldinger

Klaus Holgaard Rasmussen replaces Bjørn Johan Flakstad as CEO in Pannon GSM September 1st this year.

29.05.02 08:22 TEL **DIGI NOT TO BID FOR 3G** andre børsmeldinger

DiGi.com Berhad, through its wholly-owned subsidiary DiGi Telecommunications Sdn Bhd (DiGi), will not be submitting a bid for a block within the third generation (3G) spectrum assignment, at the close of the bid exercise today.

DiGi intends, however, to invest strategically as a Mobile Virtual Network Operator (MVNO), in the delivery of a wide range of mobile multimedia products and services to the Malaysian marketplace.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By: Torstein Moland
Name: Torstein Moland
Title: CFO

[By:
Name:
Title:]

Date: [July 10, 2002